Exhibit 7

Statement Regarding Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated.

CHF million, except for ratios		31.12.11	31.12.10	31.12.09	31.12.08	31.12.07

Pre-tax earnings from continuing operations	[1]	5,068	7,094	(3,173)	(28,256)	(4,385)
Add: Fixed charges		11,831	13,471	17,939	60,672	104,795

Pre-tax earnings before fixed charges		16,899	20,565	14,766	32,416	100,410

Fixed charges:
Interest		11,143	12,657	17,016	59,687	103,775
Other	[2]	688	814	923	985	1,020

Total fixed charges		11,831	13,471	17,939	60,672	104,795

Ratio of earnings to fixed charges		1.43	1.53	0.82	0.53	0.96

1  Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and non-controlling interest income and the addition of dividends received from associates.   2  Other fixed charges is the interest component of rental expense.